PROCOPIO 12544 High Bluff Drive Suite 300 San Diego, CA 92130 T. 858.720.6300 F. 619.235.0398

AUSTIN DEL MAR HEIGHTS PHOENIX SAN DIEGO SILICON VALLEY

December 18, 2017

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Jan Woo David Edgar Kathleen Collins Edwin Kim

Re:	One Stop Systems, Inc. Confidential Draft Registration Statement on Form S-1 Submitted November 9, 2017 CIK No. 0001394056

Ladies and Gentlemen:

On behalf of our client, One Stop Systems, Inc. (“OSS” or the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated December 6, 2017, relating to the above referenced Draft Registration Statement on Form S-1 (the “Registration Statement”). We are concurrently filing via EDGAR this letter and the revised Registration Statement. For the Staff’s reference, we are providing to the Staff by overnight delivery copies of this letter as well as both a clean copy of the Registration Statement and a copy marked to show all changes from the version confidentially submitted on November 9, 2017.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for page references appearing in the headings and comments of the Staff below (which are references to the Registration Statement submitted on November 9, 2017), or as otherwise specifically indicated, all page references herein correspond to the page of the revised Registration Statement.

Securities and Exchange Commission

December 18, 2017

General

1.	According to your preliminary fee table and disclosure on page 105, it appears that you will issue warrants to your underwriter, Roth Capital Partners, and seek to register these warrants and common stock underlying these warrants as part of your initial public offering registration statement. If true, please revise your prospectus cover page and offering summary to clarify the issuance and registration of these warrants and underlying common stock.

In response to the Staff’s comment, the Company has revised the disclosures on its prospectus cover page and offering summary to clarify the issuance and registration of the underwriter’s warrants and underlying common stock.

2.	We note that you intend to reincorporate from being a California corporation into a Delaware corporation in connection with your offering. Where appropriate, please clarify any procedural or transactional steps needed to accomplish this reincorporation and whether it will be completed prior to the effectiveness of this registration statement.

In response to the Staff’s comment, the Company supplementally advises the Staff that it has completed its reincorporation from a California corporation into a Delaware corporation. The Company has revised disclosures throughout the Registration Statement to reflect this change.

Risk Factors

A limited amount of customers represent a significant portion of our sales …, page 13

3.	Please revise to identify your largest customer that represented 29% of your net sales for the year ended December 31, 2016. In the Business section, disclose the material terms of your agreement with this significant customer, including any termination provisions or minimum purchase commitments. Refer to Item 101(c)(1)(vii) of Regulation S-K for further guidance.

In response to the Staff’s comment, the Company has revised the disclosure on page 14 to identify that disguise (formerly d3 Technologies) is the significant customer referenced therein. The Company has also revised the disclosure on page 71 to include the material terms of that certain Original Equipment Manufacturing and Supply Agreement by and between the Company and disguise, dated as of October 1, 2015. The Company further advises the Staff that, based upon its review and consideration of its arrangements and relationship with disguise, will file its agreement with disguise as a material contract as Exhibit 10.13 to a subsequent amendment to the Registration Statement.

We rely on a limited number of parts suppliers to support our manufacturing…, page 13

4.	Please identify the two suppliers who accounted for approximately 46% of the materials purchased by the company in 2016 and provide a summary of the material terms of any agreements with these suppliers.

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In response to the Staff’s comment, the Company has revised the disclosure on page 15 to identify that Concisys, Inc. and Exact Computers are the two significant suppliers referenced therein. The Company supplementally advises the Staff, that it has no definitive material agreements with the suppliers. In the event either or both of the suppliers ceased doing business or providing materials to the Company, the Company believes it could locate other suppliers of materials sufficient to maintain its business operations.

We have identified material weaknesses in our internal control over financial reporting…, page 17

5.	Please disclose the steps you have taken to remediate the material weaknesses in your internal control over financial reporting and what remains to be completed in your remediation plan, if anything. Also, disclose how long you estimate it will take to complete your plan and any material costs you have, or expect to be, incurred.

The Company supplementally advises the Staff that, to date, it has implemented and is continuing to implement a number of measures to address the material weaknesses identified. Specifically, the Company has taken the following steps in its remediation plan:

•	To address the identified weaknesses surrounding segregation of duties, supervision and expertise, in September 2017, the Company hired a chief financial officer with appropriate experience applying GAAP technical accounting guidance and has increased the number of hours worked by its contracted accounting personnel who are responsible for the closing process and external financial reporting. With the introduction of additional personnel, incompatible functions with respect to the segregation of duties and the recording of a transaction (including the review and approval processes) are being reassigned to different personnel to strengthen the control environment.

•	To improve the quality and timing of the Company’s closing process and to improve the accuracy of financial reporting, the Company has begun implementing a formal closing process that follows a closing checklist that includes reconciliation of all major balance sheet accounts, analytical procedures applied to all income statement accounts and review and approval of manual adjustments.

•	To strengthen the weaknesses in the control environment surrounding inventory and inventory valuation, the Company has and continues to evolve a new analytical process to identify slow-moving and obsolete inventory as well as formalizing the methodology for application of labor overhead to inventory. The Company is also strengthening the controls regarding physical verification of inventory on-hand.

•

To improve its expertise with respect to non-recurring transactions, the Company has hired and will continue to hire additional qualified resources with the requisite expertise. The Company is designing additional controls around identification, documentation and application of technical accounting guidance with particular emphasis on events outside the ordinary course of business. These controls are

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expected to include implementation of additional supervision and review activities by qualified personnel that are independent from the transaction, the preparation of formal accounting memorandum to support the Company’s conclusions on technical accounting matters and the development and use of checklists and research tools to assist in compliance with GAAP with regards to complex accounting issues.

The Company’s remediation plan also includes relevant and appropriate training on technical GAAP topics, as well as SEC reporting requirements.

The Company intends to complete the implementation of its remediation plan during the first and second quarters of 2018. Except for additional personnel costs, the Company has not incurred any material costs on its remediation plan to date as the Company has been implementing the plan internally. As the Company continues to evaluate and take actions to improve its internal control over financial reporting, it may determine to take additional actions to address control deficiencies or determine to modify certain of the remediation measurements that the Company is anticipating to make which may include retaining a third party to assist with the implementation of its remediation plan. The retention of third party service providers for purposes of remediation may involve the Company incurring material costs in the future.

If our involvement in a September 2017 CIO Review Article was held to be in violation…, page 26

6.	You provide an update to a financial measure included in the September 2017 CIO Review article, which quotes your CEO Steve Cooper that you are “emerging at a 58% growth margin annually.” Please revise to explain what you mean by “growth margin annually” and disclose the period in which the 58% growth margin relates.

In response to the Staff’s comment, the Company has revised the disclosure on page 28 to include the period in which the revenue growth rate relates and also to update the disclosure to provide the revenue growth rate as of September 30, 2017.

Use of Proceeds, page 29

7.	Please identify the lenders for any related party indebtedness. Also, disclose how the company used the loans that were incurred over the past year and will be repaid using the proceeds of this offering. See Instruction 4 of Item 504 of Regulation S-K.

In response to the Staff’s comment, the Company has revised the disclosure on page 30 to identify the lenders for the related party indebtedness and to explain the use of the loan proceeds incurred over the past year.

Capitalization, page 30

8.	Please revise your pro forma as adjusted information to reflect the repayment of debt with the proceeds from this offering.

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The Company supplementally advises the Staff that it will revise the disclosure on page 31 related to pro forma as adjusted information in a subsequent amendment to the Registration Statement to reflect the repayment of debt with the proceeds from this offering once the Company has determined the amount of shares of common stock for sale and initial public offering price per share in this offering.

Management’s Discussion and Analysis of Financial Condition and Results or Operations

Business Developments, page 34

9.	Please revise to describe the material terms of your agreements to acquire the source code license to the Ion flash array software from Western Digital and service their existing customer base. For example, clarify if any consideration was paid to Western Digital or if Western Digital will receive a commission, royalties or any revenue sharing from these arrangements.

In response to the Staff’s comment, the Company has revised the disclosure on page 35 to describe the material terms of its agreements with Western Digital. The Company supplementally advises the Staff that it has included additional disclosures related to the Ion transaction with Western Digital in its Unaudited Condensed Consolidated Financial Statements for the nine months ended September 30, 2017 and will supplementally file is Technology and Software Source Code License Agreement and Services Agreement with Western Digital as Exhibits 10.11 and 10.12, respectively, in a subsequent amendment to the Registration Statement.

Liquidity and Capital Resources, page 44

10.	You disclose that you were not in compliance with certain financial and non-financial covenants as of June 30, 2017 and December 31, 2016, but that you received waivers. Please specify the covenants with which you were not in compliance and the expiration date of the waivers. State in quantitative terms the extent of such noncompliance with respect to each covenant in each reporting period. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350. In a risk factor, also disclose the impact of not meeting these covenants on your borrowing capacity under the agreement.

In response to the Staff’s comment, the Company has revised the disclosure on page 45 to specify the details related to certain financial and non-financial covenants with which the Company is not in compliance and the waivers of such non-compliance. The Company supplementally advises the Staff that it has added an additional risk factor on page 26 regarding its non-compliance and the potential impact of a failure to receive such waivers in the future.

Business

Our Opportunity, page 61

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11.	Please clarify whether you have generated any material amounts of revenue from your Custom Built Servers, Cloud Services or Storage Management Services lines of business.

In response to the Staff’s comment, the Company has revised the disclosure on pages 66 and 70 to clarify its progress on its Cloud Services and Storage Management Services lines of business. The Company supplementally advises the Staff that it has generated substantial revenue from its Custom Built Servers business, but not from its Cloud Services or Storage Management Services lines of business. In addition, the inclusion of the Company’s Unaudited Condensed Consolidated Financial Statements for the nine months ended September 30, 2017 in the Registration Statement provide additional disclosures related to these lines of business and their impact on its financial statements.

Competition, page 70

12.	Please revise to describe your competition outside of your OEM customers performing similar services in-house. We note that on pages 12 and 13 you reference established competitors, third party competitive products, and new entrants to the your market.

In response to the Staff’s comment, the Company has revised the disclosure on page 72 to further describe its competition outside of its OEM customers performing similar services in-house.

Management, page 73

13.	You disclose that you have two executive officers, CEO Steve Cooper and CFO John W. Morrison, Jr. On your website you list six other members of your management, including a senior vice president and five vice presidents. Please advise us whether you have any additional executive officers, as defined by Rule 405 of Regulation C. To the extent any of these officers are a vice president in charge of a principal business unit, division or function (such as sales, administration or finance), or any other officer who performs a policy making function or any other person who performs similar policy making functions for the registrant, please provide the disclosure required by Item 401(e) of Regulation S-K.

In response to the Staff’s comment, the Company respectfully advises the Staff that, in making its determination of who constitutes an executive officer under the Rules, the Company considered the substantive functions and responsibilities of the management team as opposed to titles and further considered the fact that the Company does not currently have any separate principal business units, divisions or segments.

Based, in part, on the recent comment letter from the Staff, senior management of the Company conducted a review of the job functions and responsibilities of each of its senior officers and key employees to determine if any other individuals should, at this time, be considered executive officers. Each such person’s role with respect to the Company’s principal business units was reviewed with respect to his or her (i) involvement in setting policy, (ii) authority to make strategic and material operating decisions, and (iii) authority to make other significant decisions relating to the Company’s operations, including those relating to finance, technology, sales, and marketing. The level of an individual’s authority to enter into significant contracts, to make staffing or hiring decisions, to make compensation decisions, to make capital expenditures, to prepare or manage

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budgets or to determine pricing of products or services, without the prior approval of the Company’s chief executive officer or chief financial officer also was considered, as was the organization’s reporting structure. For example, the Magma business does not operate under a separate organizational structure and instead is under the direction of the Company’s chief executive officer.

Following this review, senior management made a recommendation to the Company’s Board of Directors (the “Board”) that Jim Ison, as Vice President of Sales, should be deemed an “executive officer” as defined by Rule 405 of Regulation C. The Company has amended its disclosures required by Item 401(e) of Regulation S-K regarding Jim Ison in the revised Registration Statement.

Except those determined by the Company to be executive officers under the Rules, as disclosed in the Registration Statement, the Company did not consider any of the other members of the management team identified on the “Management” page of the Company’s website to be in charge of a principal business unit, division or function or perform a policy making function as of December 1, 2017 within the meaning of the Rules. The Company notes that it expects the Board will periodically consider the individuals designated under the Rules as executive officers of the Company, including in connection with the Board making its determination with respect to the Company’s executive officers and named executive officers for the year ending December 31, 2017; and the Board, based on a review of the facts and circumstances, may determine that any members of management constitutes an executive officer, and, to the extent that it makes such determination, the Company will provide appropriate disclosure under Items 401(e) and 402 of Regulation S-K in its future filings with respect to such individual.

Executive Compensation, page 79

14.	You reference that your summary compensation table includes your principal executive officer and two other most highly compensated executive officers. We note, however, your compensation tables only include two named executive officers, Steve Cooper and Mark Gunn. Please revise to include a third named executive officer if their compensation exceeded $100,000 in 2016. Refer to Item 402(m)(2) of Regulation S-K for further guidance.

In response to the Staff’s comment, the Company has revised the disclosure on page 82 to clarify that Jim Ison has been included as a second most highly compensated executive officer in the summary compensation table. The Company supplementally advises the Staff that, based upon the Company’s review and consideration of its management structure, responsibilities and policy making functions, it has determined that no additional members of management meet the definition of executive officer.

Certain Relationships and Related Party Transactions, page 91

15.	Please revise to include any personal loan guarantees made by members of your management or principal stockholders. We note several notes or loans were guaranteed by your CEO and you reference a stockholder personal guarantee on page F-65.

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In response to the Staff’s comment, the Company has revised the disclosure on page 95 to include all personal loan guarantees made by members of management or principal stockholders. The Company’s revised disclosure includes personal loan guarantees made by the chief executive officer for a credit agreement and certain business loans. The Company supplementally advises the Staff that the reference to a stockholder personal guarantee on page F-68 relates to a personal guarantee by Randy Jones for Magma which has been terminated.

Principal Shareholders, page 93

16.	Please clarify whether your beneficial ownership table includes Series A, B and C Preferred Stock holders on an as-converted basis. To the extent any of your preferred stockholders beneficially owns more than 5% of your common stock on an as-converted basis, please disclose them as principal stockholders pursuant to Rule 13d-3.

In response to the Staff’s comment, the Company has revised the disclosure on page 97 to clarify that its beneficial ownership table does include Series A, B and C Preferred Stock holders on an as-converted basis. The Company supplementally advises the Staff that it has disclosed all of its preferred stockholders that beneficially own more than 5% of the Company’s common stock on an as-converted basis pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended.

17.	Please provide an address for your shareholder, Park Bank, and identify the natural persons who have voting/investment power over its shares beneficially owned.

In response to the Staff’s comment, the Company has revised the disclosure on page 98 to identify the natural persons who have voting and investment control over Park Bank and to provide Park Bank’s address.

Consolidated Financial Statements

Consolidated Statements of Operations, page F-4

18.	Please revise to present pro forma net (loss) income per share information for only the latest year and subsequent interim period.

In response to the Staff’s comment, the Company has revised the disclosure on page F-4 to present pro forma net (loss) income per share information for only the latest year and subsequent interim period.

Notes to Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies

Revenue Recognition, page F-10

19.	You disclose that one of your arrangements includes a vendor managed inventory program containing “bill and hold” terms and revenue is recognized when an order is completed.

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Please tell us how you considered the guidance in SAB Topic 13.A.3.a. in accounting for these transactions. At a minimum, your response should address the business purpose for these arrangements; when delivery will be made and when payment is due.

In response to the Staff’s comment, the Company has revised the disclosure on page F-10 to address the vendor managed inventory program applicable to one customer and the guidance in SAB Topic 13.A.3.a. The Company supplementally advises the Staff that it has reviewed SAB Topic 13.A.3.a and has considered its guidance as follows:

•	Pursuant to a written agreement signed by the customer, risks of ownership and loss transfers to the customer upon the date of the invoice;

•	The customer’s commitment to purchase the goods is fixed as the signed agreement explicitly states that invoiced products are non-cancellable and non-returnable;

•	The signed agreement acknowledges that the customer requested this arrangement;

•	The customer has agreed to provide (and in practice has provided) a reasonable fixed delivery schedule for delivery of the goods consistent with the customer’s business purpose;

•	The signed agreement acknowledges that the Company does not have any specific performance requirements or customer acceptance requirements; and

•	The Company warrants in the signed agreement that invoiced products will be ready for delivery to any customer-designated location.

Additionally, this customer’s invoiced products are segregated in the Company’s warehouse and are not used to fill other customer orders. The Company understands that the customer has requested this arrangement because of its overseas location, its desire to minimize shipping costs and its need to have product available on short notice. Lastly, the Company has not modified its normal billing and credit terms for this customer and the Company has not experienced significant returns or nonpayment of invoices under this arrangement.

20.	You disclose on page F-59 that Magma’s policy was to recognize revenue from product sales upon shipment and transfer of ownership to the customer, unless the customer had full right of return, in which case revenue was deferred until title passed to the end user. Please clarify who the customer and end-users are in these transactions. In this regard, it is unclear how transfer of ownership to the customer and title passing to the end-users differ. Also, to the extent refund provisions are included in arrangements entered into after the Magma acquisition, revise your policy to include a discussion of such return rights.

In response to the Staff’s comment, the Company has revised the disclosure on page F-63 to clarify Magma’s policy on the issue of revenue recognition. The Company supplementally advises the Staff that in 2014, prior to its acquisition of Magma, Magma sold products to a defense industry

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customer for a specific program. The related purchase order stated that if the Magma products were ultimately not included in the program, then the customer shall return such products at no cost. These terms were not normal or customary for Magma and were agreed to by Magma management at the time in anticipation of significant future orders. No other customers were provided similar terms. Given the existence of the return right, no revenue or cost of sales were recognized on this transaction. The Magma products were ultimately not used in the program and the customer informed Magma of its desire to return all products in 2015. As a result, Magma fully reserved for all related inventory amounts and continues to present the cash received from this customer for these products as current liabilities pending final negotiations with the customer.

Note 2. Acquisition, page F-14

21.	Please provide the disclosures required by ASC 350-30-50-1 and 50-2 for your intangible assets.

In response to the Staff’s comment, the Company has revised the disclosure on page F-16 to provide for the disclosures required by ASC 350-30-50-1 and 50-2 for its intangible assets.

22.	You state that the fair value of shares issued in the Magma acquisition was based on an independent valuation of the company. To the extent you relied upon a third-party valuation specialist, please disclose the name of the specialist and include the expert’s consent pursuant to Securities Act Rule 436(b) of Regulation C. Alternatively, clarify your reference to independent valuation. See also Question 141.02 of our Compliance and Disclosure Interpretations on Securities Act Sections for additional guidance.

In response to the Staff’s comment, the Company has revised disclosures on pages F-15, F-44 and F-66 to clarify its reference to the use of third party valuation reports in the Board’s valuation analysis. The Company supplementally advises the Staff that the Board determined the fair value of the consideration issued in the Magma acquisition and considered factors including, in part, recent third-party valuation reports of the Company’s common stock and estimates of discounts for a lack of marketability related to the Company’s common stock to the extent not considered in third-party valuation reports.

Note 16. Subsequent Events, page F-29

23.	We note that you acquired a license agreement, members of the software design team and equipment from Western Digital. Please explain further the terms of these arrangements, including the consideration paid. Also, tell us how you are accounting for these transactions and specifically address your consideration of ASC 805-10-55-4 through 55 and Rule 11-01(d) of Regulation S-X.

In response to the Staff’s comment, the Company has revised the disclosure on page 35 to describe the material terms of consideration for its agreements with Western Digital and on page F-45 to describe the accounting treatment of these transactions. The Company supplementally advises the Staff that it has included additional disclosures related to the Ion transaction with

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Western Digital in its Unaudited Condensed Consolidated Financial Statements for the nine months ended September 30, 2017 and will supplementally file its Technology and Software Source Code License Agreement and Services Agreement with Western Digital as Exhibits 10.11 and 10.12, respectively, in a subsequent amendment to the Registration Statement. The Ion transaction was accounted for using the acquisition method pursuant to ASC Topic 805, Business Combinations. The excess of the total fair value of identifiable assets value over the consideration paid was deferred and is being recognized on a pro-rata basis over the term of the Services Agreement. The Company incurred $61,368 in shipping and storage fees related to the acquisition of this equipment. These costs have been included in general and administrative expenses in the consolidated statements of operations for the nine month period ended September 30, 2017. The determination of fair value for the identifiable net assets acquired in the acquisition made use of a third party appraisal of the fair market value of equipment purchased. Prior to July 1, 2017, there were no operations or activities associated with this acquisition.

The Company further advises the Staff that its management has determined that the activities and assets acquired from Western Digital comprise a business as defined in ASC 805-10-55-4 through 55. Consideration paid by the Company to Western Digital pursuant to the arrangements described above was $67,000. In addition, the Company is required to pay prospective royalties to Western Digital of $2,500 or $5,000 for each sale of the Company’s products that include licensed software. Western Digital is obligated to pay the Company for services rendered to support existing Western Digital software users the amount of $1,400,000 in defined declining quarterly amounts over a three year period. Management does not believe this business acquisition meets the significance definition provided in Regulation S-X, Rule 210.1-02(w).

Condensed Consolidated Financial Statements (Unaudited)

Notes to Condensed Consolidated Financial Statements (Unaudited)

Note 1. Summary of Significant Accounting Policies

Principles of Consolidation, page F-35

24.	Please clarify whether SkyScale is a variable interest entity for which you are the primary beneficiary. If so, revise to disclose the information required by ASC 810-10-50-2AA and ASC 810-10-50-3 or explain how you determined this is not a variable interest entity.

In response to the Staff’s comment, the Company has revised its disclosures on page F-36 to clarify that SkyScale is a variable interest entity for which the Company is the primary beneficiary and to disclose the information required by ASC 810-10-50-2AA and ASC 810-10-50-3.

Note 8. Stockholders’ Equity

Stock Options, page F-46

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25.	Please provide us with a breakdown of all stock options granted to date in fiscal 2017, and include the fair value of the underlying common stock used to value such awards as determined by your board of directors. To the extent there were any significant fluctuations in the fair values from period-to-period, describe for us the factors that contributed to these fluctuations, including any intervening events within the company or changes in your valuation assumptions or methodology.

The Company supplementally advises the Staff that the Board granted stock options to date in fiscal year 2017 as summarized below:

Grant Date	Number of Options Granted	Exercise Price Per Share Determined by the Board ($)	Deemed Fair Value of Common Stock Per Share ($)
April 18, 2017	200,000	1.95	1.95
July 11, 2017	160,000	1.95	1.95

The Board’s determination of fair value considered the results of the Company’s most recently completed third-party valuation report, as well as the Company’s financial position as of the stock option grant date and its financial performance through each of the stock option grant dates. The Board also considered potential changes in shareholder exit scenarios on the fair value.

For example, using a common stock fair value of $1.95 per share, we estimated the fair value of a stock option to be $0.85 using the Black-Scholes option pricing model. Our stock options vest over a 36-month period, and as a result, we expense the fair value of stock options ratably over 36 months. Based on our sensitivity analysis, we determined that, in the extremely unlikely event of a 100% increase in the estimated fair value of common stock, such action would increase the aggregate value of the 160,000 stock options issued in July 2017 from $137,488 to $274,992, or $91,664 over the 36-month period and $11,459 per quarter.

As a result of the above and considering the materiality of our sensitivity analysis, we determined that $1.95 per share was a reasonable estimate of the fair value of our common stock as of April 18 and July 11, 2017.

Exhibits

26.	Please file your Investors’ Rights Agreement, as amended and filed as Exhibit 4.2, in its entirety. We note that you omitted attachments Exhibits A and B.

In response to the Staff’s comment, the Company has re-filed the Investors’ Rights Agreement, as amended and filed as Exhibit 4.2, in its entirety, with the revised Registration Statement.

General

27.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

In response to the Staff’s comment, the Company supplementally advises the Staff that no such written communications made in reliance on Section 5(d) of the Securities Act have occurred. To the extent that the Company, or anyone authorized to act on the Company’s behalf, presents any such written communications to potential investors in reliance on Section 5(d) of the Securities Act after the date hereof, the Company will supplementally provide the Staff with copies of any such written communications.

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28.	We note that you reference reports by Intersect 360 Research for HPC industry statistics on pages 1, 56, 61 and 62 of your prospectus. Please clarify whether you commissioned these reports.

The Company supplementally advises the Staff that neither the Company, nor anyone authorized to act on the Company’s behalf, has commissioned the referenced reports by Intersect 360 Research.

****

Please direct any questions regarding the Company’s responses or the revised Registration Statement to me at (858) 720-6322 or dennis.doucette@procopio.com.

Sincerely,

PROCOPIO, CORY, HARGREAVES & SAVITCH LLP

/s/Dennis J. Doucette

Dennis J. Doucette

cc:	Steve Cooper, One Stop Systems, Inc.

John W. Morrison, Jr., One Stop Systems, Inc.

Michael T. Raymond, Dickinson Wright PLLC

Bradley J. Wyatt, Dickinson Wright PLLC

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